Exhibit 99.1

CORPORATE RELEASE	23 September 2026

Manchester United PLC Reports Fourth Quarter
and Full Year Fiscal 2026 Results

Key Points

•	Achieved record full year revenue of £677.6 million, despite not participating in UEFA competition, up from previous record of £666.5 million in the prior year;

•	Generated operating profit for the full year of £22.6 million, compared to an operating loss of £18.4 million in the prior year, as the Club continues to see the benefits of operating cost and headcount reductions previously implemented, combined with improved Premier League performance;

•	Full year adjusted EBITDA at record level of £216.4 million, up £33.6 million, or 18.4%, from fiscal 2025;

•	4Q total revenue of £157.5 million and adjusted EBITDA of £28.9 million, down slightly on 4Q fiscal 2025 comparatives of £164.1 million total revenue and £37.5 million adjusted EBITDA, due to phasing of Premier League matches and the prior year quarter containing a post-season tour and the UEFA Europa League final;

•	Loss for the year was £43.0 million, compared to a loss of £33.0 million in the prior year. The Club continues on its journey to improve operational efficiency and financial sustainability;

•	The Men’s first team finished the 2025/26 season in 3rd position in the Premier League and has returned to the UEFA Champions League in the 2026/27 season;

•	The Women’s team finished the 2025/26 Women’s Super League season in 4th place and reached the Quarter-Finals of the Women’s Champions League for the first time in our history;

•	Secured land required to build a new 100,000-seater stadium, marking a major milestone in the long-term vision to transform the Old Trafford area;

•	Announced a multi-year partnership with Betway as the Club’s Official Training Kit Partner, representing Betway’s biggest sponsorship investment to date across a portfolio including football, Formula 1 and tennis;

•	Announced a multi-year partnership with SumUp as the Club’s Official Sleeve Partner;

•	The Men’s first team was strengthened by the additions of Andrey Santos, Youri Tielemans, Karl Darlow and Carlos Baleba; The Women’s first team was strengthened with the new signings of Andrea Medina, Janina Leitzig, Monica Jusu Bah and Rebeca Bernal;

•	The Men’s first team successfully undertook a pre-season tour, including matches in Scandinavia and the Republic of Ireland, in preparation for the 2026/27 season;

•	Eva Olid was appointed as the new Head Coach of our Women’s team, as the team embarks on a clear vision for long-term, sustainable growth and success;

•	For full year fiscal 2027, the Company introduces revenue guidance of £740 million to £760 million and adjusted EBITDA guidance of £205 million to £225 million

MANCHESTER, England – 23 September 2026 – Manchester United (NYSE: MANU; the “Company”, the “Group” and the “Club”) today announced financial results for the 2026 fiscal fourth quarter and twelve months ended 30 June 2026.

1

Management Commentary

Omar Berrada, Chief Executive Officer, commented, “We are pleased to have secured record revenues and adjusted EBITDA which demonstrates the underlying strength of our business, particularly in a season without European football. This shows the direct impact of the work we have been doing over the past two years. It also proves Manchester United’s enduring popularity and commercial strength. While these results confirm that we are on the right trajectory, we will continue to take a disciplined approach to ensure our finances remain sustainable.

With that financial sustainability in mind, we have strengthened both our men’s and women’s teams during the summer window and our men’s team has seen the return of Champions League football to Old Trafford.

We have also strengthened commercially and have welcomed Betway as our new Training Kit partner and SumUp as our new Sleeve partner; two excellent organisations which we are delighted to be working with, alongside our kit supplier, adidas and front of shirt partner, Snapdragon.

Our other main area of focus is our plan to develop a new 100,000 seater stadium. We have now completed the major milestone of securing the land which will form part of the proposed location of the new stadium.”

Outlook and Guidance Details

For fiscal 2027, the Company is introducing new full year revenue guidance of £740 million to £760 million and new adjusted EBITDA guidance of £205 million to £225 million, taking into account the Club’s return to the UEFA Champions League and associated player staff cost increases.

The club remains committed to, and in compliance with, both the Premier League’s Profit and Sustainability Rules and UEFA’s Club Licensing and Financial Sustainability Regulations.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2026/27 season*	5	13	12	8	38
2025/26 season	6	13	12	7	38
2024/25 season	6	13	10	9	38

*As of 23 September 2026; subject to change

2

Key Financials (unaudited)

£ million (except loss per share)	Twelve months ended 30 June			Three months ended 30 June
	2026	2025	Change	2026	2025	Change
Commercial revenue	317.3	333.3	(4.8)%	72.2	88.2	(18.1)%
Broadcasting revenue	206.8	172.9	19.6%	49.7	38.7	28.4%
Matchday revenue	153.5	160.3	(4.2)%	35.6	37.2	(4.3)%
Total revenue	677.6	666.5	1.7%	157.5	164.1	(4.0)%
Adjusted EBITDA(1)	216.4	182.8	18.4%	28.9	37.5	(22.9)%
Operating profit/(loss)	22.6	(18.4)	-	(15.0)	(15.2)	1.3%
Loss for the period (i.e. net loss)	(43.0)	(33.0)	(30.3)%	(28.7)	(3.9)	(633.3)%
Basic loss per share (pence)	(24.91)	(19.32)	(28.9)%	(16.66)	(2.26)	(637.2)%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(21.6)	(17.5)	(23.4)%	(28.2)	(5.4)	(422.2)%
Adjusted basic loss per share (pence)(1)	(12.51)	(10.24)	(22.2)%	(16.36)	(3.16)	(417.7)%
Non-current borrowings in USD (contractual currency) (2)	$775.0	$650.0	19.2%	$775.0	$650.0	19.2%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 8 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 30 June 2026 was £110.0 million and total current borrowings including accrued interest payable was £111.4 million.

3

Revenue Analysis

Total revenue for the year ended 30 June 2026 was £677.6 million, an increase of £11.1 million, or 1.7%, compared to the year ended 30 June 2025, as a result of an increase in revenue in our Broadcasting sector, partially offset by decreases in revenue in our Commercial and Matchday sectors, as described below.

Commercial

Commercial revenue for the year was £317.3 million, a decrease of £16.0 million, or 4.8%, over the prior year.

•	Sponsorship revenue was £160.5 million, a decrease of £27.9 million, or 14.8%, over the prior year, primarily due to the Club’s training kit sponsorship agreement with Tezos in the prior year, which ended before the start of the 2025/26 season.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £156.8 million, an increase of £11.9 million, or 8.2%, over the prior year, due to the current year including a full year of our in-house e-commerce model in partnership with SCAYLE, compared to only 10 months in the prior year, combined with a one-off credit relating to amended terms of this model.

For the quarter, commercial revenue was £72.2 million, a decrease of £16.0 million, or 18.1%, over the prior year quarter.

•	Sponsorship revenue was £37.8 million, a decrease of £13.4 million, or 26.2% over the prior year quarter, primarily due to the prior year quarter including revenue from our men’s first team undertaking a post-season tour to Malaysia and Hong Kong. No such tour was possible in the current year quarter due to the FIFA Men’s World Cup taking place; and

•	Retail, Merchandising, Apparel & Product Licensing revenue was £34.4 million, a decrease of £2.6 million, or 7.0%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the year was £206.8 million, an increase of £33.9 million, or 19.6%, over the prior year, primarily due to the men’s first team finishing 3rd in the Premier League, compared to 15th in the prior year, partially offset by the men’s first team not participating in UEFA competition in the current year, compared to reaching the UEFA Europa League final in the prior year.

Broadcasting revenue for the quarter was £49.7 million, an increase of £11.0 million, or 28.4%, over the prior year quarter, primarily due to the men’s first team’s improved performance in the Premier League, partially offset by not participating in UEFA competition, as discussed above.

Matchday

Matchday revenue for the year was £153.5 million, a decrease of £6.8 million, or 4.2%, over the prior year, due to the men’s first team playing 10 fewer home matches in the current year compared to the prior year, partially offset by strong demand for our general admission and hospitality offerings.

Matchday revenue for the quarter was £35.6 million, a decrease of £1.6 million, or 4.3%, over the prior year quarter.

4

Other Financial Information

Operating expenses

Total operating expenses for the year were £701.9 million, a decrease of £31.8 million, or 4.3%, over the prior year. This decrease is explained by category below.

Employee benefit expenses

Employee benefit expenses for the year were £302.0 million, a decrease of £11.3 million, or 3.6%, over the prior year. This is primarily due to changes in the make-up of the men’s first team squad, combined with savings associated with headcount reduction programs implemented over the previous two fiscal years.

Other operating expenses

Other operating expenses for the year were £159.2 million, a decrease of £11.2 million, or 6.6%, over the prior year. This is primarily due to savings associated with the club’s continued focus on improving operating efficiency, combined with reduced matchday costs as a result of hosting 10 fewer home matches in the current season compared to the prior year.

Depreciation, impairment and amortization

Depreciation and impairment for the year was £20.6 million, an increase of £3.6 million, or 21.2%, over the prior year. Amortization for the year was £211.8 million, an increase of £15.4 million, or 7.8%, over the prior year, due to continued investment in the first team playing squad. The unamortized balance of registrations at 30 June 2026 was £452.3 million.

Exceptional items

Exceptional items for the year were a cost of £8.2 million, primarily comprising costs associated with the departure of former men’s first team head coach Ruben Amorim and final costs in relation to the Club’s restructuring programs. The charge also includes additional contributions we expect to pay towards the Football League pension scheme deficit.

Exceptional items for the prior year were a cost of £36.6 million, as a result of compensation for loss of office costs incurred in relation to the restructuring of the club’s operations, as well as costs associated with the departure of former men’s first team head coach Erik ten Hag and various members of football staff.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year was £46.9 million, compared to £48.7 million for the prior year.

Net finance costs

Net finance costs for the year were £69.6 million, compared to net finance costs of £21.2 million for the prior year, an increase of £48.4 million, or 228.3%. This is primarily due to a large unrealized foreign exchange loss on unhedged USD borrowings of £10.0 million in the current year, compared to a large unrealized foreign exchange gain of £22.9 million in the prior year.

5

Income tax

The income tax credit for the year was £4.0 million, compared to a credit of £6.6 million in the prior year. In both years the credit arises primarily as a result of deferred tax assets recognised in respect of losses arising in the year.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £18.9 million in the year, compared to an increase of £12.6 million in the prior year.

Net cash inflow from operating activities for the year was £178.7 million, an increase of £106.0 million compared to a net cash inflow of £72.7 million for the prior year. This is explained further in the Statement of Cash Flows on page 13 and Cash Generated from Operations note on page 16.

Net capital expenditure on property, plant and equipment for the year was £85.9 million, an increase of £41.2 million over the prior year. The current year expenditure includes £63.5 million of spend on the acquisition of land required as part of our ambition to build a new 100,000 seater stadium. The prior year expenditure primarily relates to the upgrade of facilities at our Carrington Training Centre which was completed in August 2025.

Net capital expenditure on intangible assets for the year was £143.7 million, a decrease of £86.3 million over the prior year, primarily due to proceeds raised from the sale of future dated transfer fee receivables due from other football clubs, combined with stronger contractual player receivable cash flows received.

Net cash inflow from financing activities for the year was £35.3 million. This is due to net proceeds, including issue costs, of £89.5 million arising from the refinancing of our Senior Secured Notes, partially offset by net repayments on our revolving credit facility of £50.0 million. Net cash inflow from financing activities in the prior year was £209.6 million, due to net drawdowns on our revolving credit facility of £130.0 million, in addition to £80.0 million of proceeds from the issue of shares as part of the transaction agreement with Trawlers Limited (later INEOS Services Limited).

Balance sheet

Our USD non-current borrowings as of 30 June 2026 were $775 million, an increase of $125.0 million from 30 June 2025, as a result of the refinanced Senior Secured Notes discussed above. As a result of the year-on-year change in the USD/GBP exchange rate from 1.3709 at 30 June 2025 to 1.3272 at 30 June 2026, our non-current borrowings when converted to GBP were £577.6 million, compared to £471.9 million at the prior year end.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings, including accrued interest, at 30 June 2026 were £111.4 million compared to £165.1 million at 30 June 2025.

As of 30 June 2026, cash and cash equivalents were £67.2 million compared to £86.1 million at 30 June 2025. This movement is detailed further in the Statement of Cash Flows on page 13 of this report.

6

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 148-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers, per latest available survey data from 2019. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2026 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

7

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss for the period before depreciation and impairment, amortization, profit on disposal of intangible assets, net finance costs/income, exceptional items and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance income/costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA excludes exceptional items, defined as items that are not indicative of the ordinary trading performance of the business. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange gains/losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 25%; 2025: 25%). The normalized tax rate of 25% is the current UK corporation tax rate. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

8

Key Performance Indicators

	Twelve months ended		Three months ended
	30 June		30 June
	2026	2025	2026	2025
Revenue
Commercial % of total revenue	46.8%	50.0%	45.8%	53.7%
Broadcasting % of total revenue	30.5%	25.9%	31.6%	23.6%
Matchday % of total revenue	22.7%	24.1%	22.6%	22.7%

	2025/26 Season	2024/25 Season	2025/26 Season	2024/25 Season
Home Matches Played
PL	19	19	4	4
UEFA competitions	-	7	-	2
Domestic Cups	1	4	-	-
Away Matches Played
PL	19	19	3	5
UEFA competitions	-	8	-	3
Domestic Cups	1	4	-	2
Other
Employee benefit expenses % of revenue	44.6%	47.0%	52.3%	48.3%

Contacts

Investors: Roger Bell Chief Financial Officer Roger.Bell@manutd.co.uk	Media: Toby Craig Chief Communications Officer Toby.Craig@manutd.co.uk

9

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2026	2025	2026	2025
Revenue from contracts with customers	677,649	666,514	157,500	164,185
Operating expenses	(701,895)	(733,686)	(176,387)	(189,480)
Profit on disposal of intangible assets	46,881	48,742	3,862	10,080
Operating profit/(loss)	22,635	(18,430)	(15,025)	(15,215)
Finance costs	(77,657)	(58,988)	(14,519)	(14,239)
Finance income	8,037	37,754	599	25,736
Net finance (costs)/income	(69,620)	(21,234)	(13,920)	11,497
Loss before tax	(46,985)	(39,664)	(28,945)	(3,718)
Income tax credit/(expense)	4,031	6,641	225	(179)
Loss for the period	(42,954)	(33,023)	(28,720)	(3,897)

Basic and diluted loss per share:
Basic and diluted loss per share (pence) (1)	(24.91)	(19.32)	(16.66)	(2.26)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	172,433	170,931	172,434	172,353

(1) For the twelve and three months ended 30 June 2026 and the twelve and three months ended 30 June 2025, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

10

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June
	2026	2025
ASSETS
Non-current assets
Property, plant and equipment	357,294	292,334
Right-of-use assets	2,903	7,145
Investment properties	19,154	19,433
Intangible assets	881,267	966,457
Deferred tax asset	29,997	24,927
Trade receivables	42,913	43,419
	1,333,528	1,353,715
Current assets
Inventories	12,221	13,053
Prepayments	18,342	17,438
Contract assets – accrued revenue	27,163	19,528
Trade receivables	89,284	133,728
Other receivables	1,117	13,694
Derivative financial instruments	-	472
Cash and cash equivalents	67,246	86,105
	215,373	284,018
Total assets	1,548,901	1,637,733

11

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June
	2026	2025
EQUITY AND LIABILITIES
Equity
Share capital	56	56
Share premium	307,345	307,345
Treasury shares	(21,305)	(21,305)
Merger reserve	249,030	249,030
Hedging reserve	(636)	223
Retained deficit	(384,127)	(341,616)
	150,363	193,733
Non-current liabilities
Contract liabilities - deferred revenue	2,679	5,915
Trade and other payables	156,664	205,359
Borrowings	577,554	471,855
Lease liabilities	2,805	7,899
Derivative financial instruments	938	2,599
	740,640	693,627
Current liabilities
Contract liabilities - deferred revenue	210,814	205,490
Trade and other payables	317,312	359,246
Income tax liabilities	407	566
Borrowings	111,400	165,119
Lease liabilities	465	572
Derivative financial instruments	4,131	3,403
Provisions	13,369	15,977
	657,898	750,373
Total equity and liabilities	1,548,901	1,637,733

12

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2026	2025	2026	2025
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	216,184	107,498	173,465	105,330
Interest paid	(38,845)	(37,198)	(9,644)	(5,475)
Interest received	2,084	3,350	594	927
Tax paid	(708)	(948)	(338)	(484)
Net cash inflow from operating activities	178,715	72,702	164,077	100,298
Cash flows from investing activities
Payments for property, plant and equipment	(85,919)	(44,721)	(66,381)	(10,630)
Payments for intangible assets	(292,267)	(278,746)	(34,397)	(39,026)
Proceeds from sale of intangible assets	148,612	48,792	4,970	4,651
Net cash outflow from investing activities	(229,574)	(274,675)	(95,808)	(45,005)
Cash flows from financing activities
Proceeds from revolving credit facility	225,000	230,000	-	-
Repayment of revolving credit facility	(275,000)	(100,000)	(150,000)	(50,000)
Proceeds from refinanced senior secured notes	414,406	-	414,406	-
Repayment of refinanced senior secured notes	(320,223)	-	(320,223)	-
Proceeds from issue of shares	-	79,985	-	-
Principal elements of lease payments	(1,714)	(403)	(105)	(110)
Debt issue costs paid	(7,161)	-	(4,706)	-
Net cash inflow/(outflow) from financing activities	35,308	209,582	(60,628)	(50,110)
Effects of exchange rate changes on cash and cash equivalents	(3,308)	4,947	(1,330)	7,711
Net (decrease)/increase in cash and cash equivalents	(18,859)	12,556	6,311	12,894
Cash and cash equivalents at beginning of period	86,105	73,549	60,935	73,211
Cash and cash equivalents at end of period	67,246	86,105	67,246	86,105

13

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Loss for the period	(42,954)	(33,023)	(28,720)	(3,897)
Adjustments:
Income tax (credit)/expense	(4,031)	(6,641)	(225)	179
Net finance costs/(income)	69,620	21,234	13,920	(11,497)
Profit on disposal of intangible assets	(46,881)	(48,742)	(3,862)	(10,080)
Exceptional items	8,209	36,626	(8,477)	10,793
Amortization	211,813	196,373	50,709	47,813
Depreciation and impairment	20,631	17,002	5,516	4,199
Adjusted EBITDA	216,407	182,829	28,861	37,510

14

3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Twelve months ended 30 June		Three months ended 30 June
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Loss for the period	(42,954)	(33,023)	(28,720)	(3,897)
Exceptional items	8,209	36,626	(8,477)	10,793
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	9,963	(22,931)	(295)	(14,898)
Fair value movement on embedded foreign exchange derivatives	58	2,639	109	560
Income tax (credit)/expense	(4,031)	(6,641)	(225)	179
Adjusted loss before tax	(28,755)	(23,330)	(37,608)	(7,263)
Adjusted income tax credit (using a normalized tax rate of 25% (2025: 25%))	7,189	5,833	9,402	1,816
Adjusted loss for the period (i.e. adjusted net loss)	(21,566)	(17,497)	(28,206)	(5,447)

Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence)(1)	(12.51)	(10.24)	(16.36)	(3.16)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic and diluted loss per share (thousands) (1)	172,433	170,931	172,434	172,353

(1) For the twelve and three months ended 30 June 2026 and the twelve and three months ended 30 June 2025 potential ordinary shares are anti-dilutive, as their inclusion in the diluted adjusted loss per share calculation would reduce the adjusted loss per share, and hence have been excluded.

15

4	Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2026 £’000	2025 £’000	2026 £’000	2025 £’000
Loss for the period	(42,954)	(33,023)	(28,720)	(3,897)
Income tax (credit)/expense	(4,031)	(6,641)	(225)	179
Loss before income tax	(46,985)	(39,664)	(28,945)	(3,718)
Adjustments for:
Depreciation and impairment	20,631	17,002	5,516	4,199
Amortization	211,813	196,373	50,709	47,813
Profit on disposal of intangible assets	(46,881)	(48,742)	(3,862)	(10,080)
Net finance costs/(income)	69,620	21,234	13,920	(11,497)
Non-cash employee benefit expense - equity-settled share-based payments	243	658	(514)	(558)
Foreign exchange losses on operating activities	3,638	3,594	253	863
Reclassified from hedging reserve	(159)	(1,322)	(2,127)	(3,198)
Changes in working capital:
Inventories	832	(9,510)	1,466	(1,050)
Prepayments	509	113	(215)	1,720
Contract assets – accrued revenue	(7,635)	20,250	50,268	21,354
Trade receivables	25,278	(86,244)	19,159	1,111
Other receivables	12,577	(10,959)	192	(11,998)
Contract liabilities – deferred revenue	2,088	7,430	58,341	33,699
Trade and other payables	(26,403)	28,995	10,478	27,951
Provisions	(2,982)	8,290	(1,174)	8,719
Cash generated from operations	216,184	107,498	173,465	105,330

16